July 3, 2018

Guy Bowker
Chief Financial Officer and Principal Accounting Oficer
Enstar Group Limited
Windsor Place, 3rd Floor
22 Queen Street
Hamilton HM JX
Bermuda

       Re: Enstar Group Limited
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 28, 2018
           File No. 001-33289

Dear Mr. Bowker:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements
2. Significant Accounting Policies
(o) Retroactive Reinsurance and Deferred Charges, page 124

1. At the inception of a loss portfolio transfer, you recognize a deferred charge equal to the excess of estimated ultimate losses payable over premiums received, which is subsequently amortized over the estimated claim payment period. Please refer us to the technical guidance upon which you relied in determining this accounting treatment. Also tell us how you assess these charges for impairment at each reporting date including reference to the appropriate accounting literature.
 Guy Bowker
FirstName LastNameGuy Bowker
Enstar Group Limited
Comapany NameEnstar Group Limited
July 3, 2018
July 3, 2018 Page 2
Page 2
FirstName LastName
11. Losses and Loss Adjustment Expenses
Disclosure of Incurred and Paid Loss development, IBNR, Claims Counts and
Payout
Percentages, page 164

2. Please refer to your disclosure in the last paragraph on page 164 and tell us the authoritative literature to which you rely to support your exclusion of the retroactive reinsurance agreements, for which you have elected the fair value option, from the incurred loss triangles.
3.       Regarding the disclosure in the third paragraph on page 165:
           With respect to the caption "Acquisitions" that "This prospective treatment was also adopted for the disclosures included within our Non-Life Run-off segment with respect to StarStone's run-off business whose exposures are included within the general casualty and professional indemnity/Directors & Officers lines of business disclosed within our Non-Life Run-off loss development tables," this presentation appears to cause calendar years prior to StarStone's acquisition to not be comparable to those after the acquisition within each accident year.
           With respect to the caption "Retroactive reinsurance agreements" that "For those loss portfolio transfers that we assume through retroactive reinsurance agreements for which we don't have access to historical loss development information from the ceding entities or where the data is not sufficiently reliable, these have been presented prospectively within the loss development tables disclosed below, from the date that the reinsurance agreements became effective," this presentation appears to cause calendar years before assuming a retroactive reinsurance agreement to not be comparable to those after the assumption date within each accident year.
         Tell us why you believe your presentation described in each of the above bullets is appropriate and why you do not provide separate loss development tables for each of those acquisitions and reinsurance agreements.
4.       Please reconcile for us:
           The 2017 unfavorable loss development of $125.6 million implicit in the ten-year tables for the Non-Life Run-off segment on pages 171-177 to the favorable development of $196.5 million shown in the Non-Life Run-off three-year roll forward on page 167.
           The 2017 unfavorable loss development of $1.4 million implicit in the ten-year tables for the StarStone segment on pages 183-192 to the favorable development of $26.8 million shown in the StarStone three-year roll forward on page 182. Provide an explanation and quantification for each significant reconciling item.
Non-Life Run-off Segment, page 167

5. Please refer to the penultimate paragraph on page 168 and address the following:
           You say herein that the $393.1 million favorable development of IBNR reserves in
 Guy Bowker
Enstar Group Limited
July 3, 2018
Page 3
             2017 relates to $70.0 million for asbestos liabilities, $7.5 million for environmental liabilities, $7.2 million for general casualty liabilities, $156.2 million for workers'
             compensation liabilities and $152.2 million for all other remaining liabilities. Explain to us the reason for the $70.0 million in favorable development of asbestos liabilities, and provide us an analysis, by accident year, explaining the reasons for favorable development of the $156.2 million workers' compensation liabilities and $152.2 million other remaining line. In this regard, your explanation in the last paragraph on page 168 that the $393.1 million favorable development was a result of the application on a basis consistent with the assumptions applied in the prior period, of our actuarial methodologies to revised historical loss development data, following 59 commutations and policy buy-backs, to estimate loss reserves required to cover liabilities for unpaid losses and LAE relating to non-commuted exposures is vague.
             Provide us an analysis, by line of business and accident year, explaining the reasons for the $211.8 million of unfavorable development in 2017 which offset the $393.1 million discussed in the preceding bullet.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Wyman at 202-551-3660 or Jim Rosenberg at 202-551-3679 with any questions.

FirstName LastNameGuy Bowker
Comapany NameEnstar Group Limited
                                                                Division of
Corporation Finance
July 3, 2018 Page 3                                             Office of
Healthcare & Insurance
FirstName LastName